November 13, 2006	Steven M. Kaufman Partner +1.202.637.5736 smkaufman@hhlaw.com
BY EDGAR FACSIMILE
Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3
Filed October 19, 2006
File No. 333-138084

Form 10-K for June 30, 2006
Filed September 26, 2006
File number 0-21059
Dear Mr. Shuman:
On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated November 8, 2006 relating to your review of the above filings.
ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
Form S-3
Facing Page
1.	The effective date of the registration statement number 333-132819 that you are including in the prospectus pursuant to Rule 429 under the Securities Act of 1933 is April 13, 2006 and not March 29, 2006 as you state. Please revise.

Response: The Company will file an amended Form S-3 to include the correct effective date of the registration statement number 333-132819.

Mark P. Shuman
November 13, 2006

Incorporation of Certain Documents by Reference, page 7
2.	Please update this section to include all appropriate filings made after the date that the registration statement was filed. Your attention is particularly directed to the Form 8-K filed on October 23, 2006.

Response: The Company will file an amended Form S-3 that will include all appropriate filings made after the date that the registration statement was filed.
Form 10-K
Item 9A. Disclosure of Controls and Procedures, page 38
3.	We note that you have stated that there “were no significant changes made” in the fourth quarter. We also note that you have used this language in all of the Forms 10-Q filed for the fiscal year ended June 30, 2006. Please be advised that the language specified in Rule 13a-15(d) of the Securities Exchange Act of 1934 requires evaluation of whether there has been “any” change “that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.” Please supplementally confirm, if true, that there has not been any change that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting and commit to using the specified language in future reports.

Response: The Company confirms that there has not been any change that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting and commits to using the specified language in future reports.
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Your attention to this response is greatly appreciated. Should you have any questions concerning the above response, please do not hesitate to call me at (202) 637-5736 or Elizabeth S. Roberts at (202) 637-6521.
Respectfully submitted,
/s/ Steven M. Kaufman
Steven M. Kaufman
Enclosures

cc:	Steven R. Delmar
Elizabeth S. Roberts